NEWS RELEASE	TSX Trading Symbol: BZA

AMERICAN BONANZA CLOSES RESTRUCTURING OF LOAN FACILITY

June 2, 2005 – AMERICAN BONANZA GOLD CORP. (TSX: BZA) (“Bonanza”) is pleased to announce that it has closed the previously announced restructuring of its loan facility with Stonegate Management Limited (“Stonegate”).

Pursuant to the terms of the agreement with Stonegate (the “Agreement”), a company operating at arms length to Bonanza, Stonegate agreed to revise the terms of a US$1.0 million loan made by Stonegate to Bonanza’s subsidiary, International Taurus Resources Inc. In connection with the restructuring of the loan, Stonegate also agreed to reduce the net profits interest it holds over Bonanza’s Fenelon project to 2%, down from 6%. In accordance with the terms of the Agreement, Bonanza has repaid US$400,000 of the principal and US$231,813 in outstanding interest on the loan through the issue of 1,224,551 common shares at a deemed price of $0.65 per common share. Bonanza has the right to repay the balance of the loan at any time, and must repay the loan upon the earlier of its next financing or December 1, 2005. As additional consideration, Bonanza agreed to extend the expiry of warrants to purchase 600,000 common shares of Bonanza at $1.50 per share held by Stonegate to December 1, 2007. All shares issued pursuant to this transaction will be subject to resale restrictions on a quarterly non-cumulative basis over a twelve month period.

For additional information about Bonanza please visit www.americanbonanza.com

AMERICAN BONANZA GOLD CORP

Brian Kirwin
President and Chief Executive Officer

For further information call:
Giulio T. Bonifacio (604) 699-0023
Wayne Marsden, toll free 877-366-4464